UNITED SATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

Commission File Number 001-35077

WINTRUST FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN
(Full title of the plan)

WINTRUST FINANCIAL CORPORATION
727 NORTH BANK LANE
LAKE FOREST, IL 60045
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION
Items 1-3.	Omitted in accordance with Item 4.

Item 4.	The Wintrust Financial Corporation Retirement Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:
•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009

•	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009

•	Notes to Financial Statements

•	Supplemental Schedule (as of December 31, 2010)
The Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009, and Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009 filed herewith are hereby incorporated by reference into the Registration Statements on Form S-8 filed by Wintrust Financial Corporation (Registration Nos. 333-52652 and 333-169844) with the Securities and Exchange Commission on December 22, 2000 and October 8, 2010, respectively.

Exhibits
23.1	Consent of Independent Registered Public Accounting Firm

2

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 29, 2011

WINTRUST FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN
/s/ DAVID A. DYKSTRA
David A. Dykstra, Trustee

3

EXHIBIT INDEX
The following exhibits are filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

4

Financial Statements and
Supplemental Schedule
Wintrust Financial Corporation Retirement Savings Plan
Years Ended December 31, 2010 and 2009
With Report of Independent Registered Public Accounting Firm

Wintrust Financial Corporation Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Wintrust Financial Corporation
   Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Wintrust Financial Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
June 29, 2011

Wintrust Financial Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2010	2009

Assets
Cash	$345,828	$—
Investments, at fair value	104,274,076	86,955,137
Participant contributions receivable	—	314,905
Employer contributions receivable	3,286,324	3,055,953
Notes receivable from participants	2,230,385	1,785,374
Receivables — unsettled trades	117,358	27

Total assets, at fair value	110,253,971	92,111,396

Liabilities
Payables — unsettled trades	463,186	27

Net assets, at fair value	109,790,785	92,111,369

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(215,065)	745,624

Net assets available for benefits	$109,575,720	$92,856,993

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2010	2009

Additions
Investment income:
Net appreciation in fair value of investments	$9,326,035	$15,780,373
Interest and dividends	927,696	863,353

Net investment income	10,253,731	16,643,726

Interest income on notes receivable from participants	84,791	79,932

Contributions:
Participant contributions — salary deferral	8,495,545	7,695,772
Participant contributions — rollovers	644,086	402,401
Employer-matching contributions, net of forfeitures	3,283,190	3,056,225

Total contributions	12,422,821	11,154,398

Transfers from plan mergers:
Advanced Investment Partners, LLC 401(k) Plan	—	1,360,510

Total additions	22,761,343	29,238,566

Deductions
Benefits paid to participants	5,964,335	3,370,068
Administrative fees	78,281	124,055

Total deductions	6,042,616	3,494,123

Net increase in net assets available for benefits	16,718,727	25,744,443
Net assets available for benefits:
Beginning of year	92,856,993	67,112,550

End of year	$109,575,720	$92,856,993

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements
Years Ended December 31, 2010 and 2009
1. Description of the Plan
The following brief description of the Wintrust Financial Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more comprehensive description of the Plan’s provisions.
General
The Plan is a participant-directed, defined-contribution plan covering all eligible employees, as defined in the Plan, of Wintrust Financial Corporation and its eligible subsidiaries (collectively, the Company). Wintrust Financial Corporation is the plan sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company is the plan administrator and has appointed a committee of its authorized representatives to administer the Plan.
All full-time employees who have completed at least 3 months of employment and are at least 18 years of age are eligible to participate in the Plan.
The Advanced Investment Partners, LLC 401(k) Plan was merged into the Plan in 2009.
Contributions
The Plan allows participants to make voluntary contributions up to the maximum allowable by the Internal Revenue Code (the Code), which was $16,500 during 2010 and 2009. In addition, participants over the age of 50 had the option of contributing an additional $5,500 in 2010 and 2009. Participant contributions are tax deferred under the provisions of Code Section 401(k), subject to certain limitations; however, the Plan also has a Roth option, which allows participants to make contributions that are not tax deferred. Participant contributions and earnings thereon are credited directly to the participant’s account and are fully vested.
The Company may elect to make matching contributions to the Plan on behalf of all eligible participants. Generally, participants must be employed on the last day of the plan year to be eligible for matching contributions. For 2010 and 2009, the Company’s matching contribution was 60% of a participant’s contributions up to a maximum of $4,000 per participant. The Plan allows additional amounts to be contributed at the discretion of the Company. No additional amounts were contributed in 2010 or 2009.
The Plan also accepts rollover contributions from other qualified plans. Rollovers are credited to a participant’s rollover account and are not eligible for matching contributions by the Company.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Investment of Plan Assets
A trust was established for the purposes of holding and investing the Plan’s assets in accordance with the terms of the trust agreement between the Company and the trustee, The Chicago Trust Company, N.A., a subsidiary of the Company and a party in interest.
Participant Loans
Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their account balances. Loan terms are established by the plan administrator in accordance with the plan agreement. The loans are secured by the balance in the participants’ accounts and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates on participant loans ranged from 3.25%-9.50% at December 31, 2010 and 2009. Principal and interest are paid by the participants through payroll deductions authorized by the participants.
Participant Accounts
Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, if any, and (b) the Plan’s earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Payment of Benefits
The Plan provides that on termination of service due to death, disability, or retirement, a participant (or his beneficiary) may elect to receive an amount equal to the value of the participant’s account as a lump-sum payment or in installment payments. Distributions due to retirement generally begin upon the attainment of age 65. Upon termination of service due to other reasons, a participant may receive the value of the participant’s account as a lump-sum distribution. A participant may also receive in-service distributions upon the attainment of age 59 1/2 in the form of a lump-sum payment or installment payments. Hardship distributions can be made from a participant’s account balance with the approval of the plan administrator, if specific criteria are met.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions, if any, at any time and to terminate the Plan subject to the provisions of ERISA.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassifications
Certain reclassifications have been made to prior-year balances to conform to classifications used in the current year.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
Investments are reported at fair value in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. Quoted market prices, when available, are used to value equity securities and mutual funds. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan.
The Plan invests in common stock of the Company through the Wintrust Financial Corporation Common Stock Fund. This fund consists principally of Wintrust Financial Corporation common stock, but may also hold cash or other short-term securities sufficient to meet the cash needs of the fund to allow for daily trades. The shares of common stock are valued at the daily closing price.
The Metlife Stable Value Fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.
Risks and Uncertainties
The Plan invests in various securities, which may include U.S. governmental securities, corporate debt instruments, corporate stocks, and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the financial statements.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Administrative Expenses
Administrative expenses of the Plan are paid by the Plan.
Accounting and Reporting Developments
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value is as follows:

	December 31
	2010	2009

Metlife Stable Value Fund	$20,907,329	$19,969,670
American Funds Growth Fund of America Fund	10,737,524	9,126,948
Wintrust Financial Corporation Common Stock Fund*	9,402,442	8,564,811
American Funds Euro Pacific Growth Fund	8,473,050	7,424,519
Federated Total Return Government Bond Fund	8,152,225	7,440,916
Fidelity Spartan 500 Index Fund	6,792,572	5,447,053
American Funds Investment Co of America Fund	6,659,473	5,233,981
Janus Enterprise Fund	6,422,153	**

*	Indicates party in interest to the Plan.

**	Balance less than 5% of Plan’s net assets as of December 31, 2009.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value as determined by quoted market prices as follows:

	Year Ended December 31
	2010	2009

Metlife Stable Value Fund	$665,104	$691,552
Wintrust Financial Corporation Common Stock Fund	729,634	3,580,488
Mutual funds	7,931,297	11,508,333

Net appreciation in fair value of investments	$9,326,035	$15,780,373

The Plan invests in two mutual funds (Wintrust Capital Disciplined Equity Fund and Wintrust Capital Small Cap Opportunity Fund) that are managed by a subsidiary of the plan sponsor.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements
The Plan measures certain financial assets and liabilities at fair value in accordance with GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a fair value hierarchy to prioritize the inputs to valuation techniques used to measure fair value into three broad levels. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement of the asset or liability in its entirety is classified is based on the lowest level input that is significant to the instrument’s fair value measurement.
The three levels within the fair value hierarchy are as follows:
Level 1 — Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include quoted prices for similar assets and liabilities in inactive markets, quoted prices for identical assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the Plan’s own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Plan’s own financial data such as internally developed pricing models, discounted cash flow methodologies, and instruments for which the fair value determination requires significant judgment.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following tables summarize the Plan’s investments measured at fair value on a recurring basis:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total

December 31, 2010
Metlife Stable Value Fund*	$—	$20,907,329	$—	$20,907,329
Wintrust Financial Corporation Common Stock Fund	9,402,442	—	—	9,402,442
Mutual Funds:
Domestic stock funds	53,993,949	—	—	53,993,949
International stock fund	8,473,050	—	—	8,473,050
Real estate fund	1,056,231	—	—	1,056,231
Bond funds	10,213,685	—	—	10,213,685
Money market funds	227,390	—	—	227,390

Total investments at fair value	$83,366,747	$20,907,329	$—	$104,274,076

December 31, 2009
Metlife Stable Value Fund*	$—	$19,969,670	$—	$19,969,670
Wintrust Financial Corporation Common Stock Fund	8,564,811	—	—	8,564,811
Mutual Funds:
Domestic stock funds	41,872,653	—	—	41,872,653
International stock fund	7,424,519	—	—	7,424,519
Real estate fund	468,584	—	—	468,584
Bond funds	8,480,460	—	—	8,480,460
Money market funds	174,440	—	—	174,440

Total investments at fair value	$66,985,467	$19,969,670	$—	$86,955,137

*	This category includes a collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
5. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009

Net assets available for benefits per the financial statements	$109,575,720	$92,856,993
Adjustment from contract value to fair value for common collective trust that invests in benefit-responsive investment contracts	215,065	(745,624)
Participant loan in default	(14,345)	(14,059)

Net assets available for benefits per Form 5500	$109,776,440	$92,097,310

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2010	2009

Net increase in net assets available for benefits per the financial statements:	$16,718,727	$25,744,443
Add:
Adjustment from contract value to fair value for common collective trust at end of year	215,065	(745,624)
Deemed distribution of defaulted loan at beginning of year	14,059	12,956
Less:
Adjustment from contract value to fair value for common collective trust at beginning of year	(745,624)	(2,425,496)
Deemed distribution of defaulted loan at end of year	14,345	14,059

Net increase in net assets available for benefits per Form 5500	$17,679,130	$27,423,212

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements (continued)
6. Income Tax Status
The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401 of the Code and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2010-6 and 2005-16, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
7. Terminated Participants
Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan and requested a distribution prior to year-end. There were no such allocations of participant accounts at December 31, 2010, and there were approximately $62,677 at December 31, 2009.

Supplemental Schedule

Wintrust Financial Corporation Retirement Savings Plan
EIN 36-3954651 Plan #: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

			Current
Identity of Issuer	Units	Price	Value

Common collective trust:
Metlife Stable Value Fund *	131,949	$158.45	$20,907,329

Wintrust Financial Corporation Common Stock Fund **	291,909	32.21	9,402,442

Mutual funds:
American Funds EuroPacific Growth Fund	204,811	41.37	8,473,050
American Funds Growth Fund of America Fund	352,744	30.44	10,737,524
American Funds Investment Co of America Fund	236,487	28.16	6,659,473
Artio Total Return Bond Fund	153,726	13.41	2,061,460
Columbia Mid Cap Value Fund	421,027	7.91	3,330,321
Federated Kaufmann Fund	752,738	5.50	4,140,059
Federated Total Return Government Bond Fund	720,161	11.32	8,152,225
Fidelity Spartan 500 Index Fund	152,711	44.48	6,792,572
Franklin Small Cap Value Fund	82,521	45.83	3,781,929
Janus Enterprise Fund	108,666	59.10	6,422,153
Lord Abbett Large Cap Research Fund	88,444	29.59	2,617,046
Nuveen Real Estate Securities Fund	58,067	18.19	1,056,231
Royce Value Plus Fund	231,874	13.42	3,111,749
Vanguard Federated Money Market Fund	227,390	1.00	227,390
Vanguard Windsor II Fund	67,451	25.67	1,731,460
Wintrust Capital Disciplined Equity Fund**	65,207	13.03	849,644
Wintrust Capital Small Cap Opportunity Fund**	97,762	16.72	1,634,589
William Blair Growth Fund	193,744	11.28	2,185,430

Investments (other than participant loans)			104,274,076
Participant loans (3.25%-9.50%)			2,230,385

Assets held at end of year			$106,504,461

*	Contract value is $20,692,264.

**	Indicates party in interest to the Plan.